12/13

06019255

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cell Aquaculture Ltd.

*CURRENT ADDRESS 66 Bennett Avenue
Hamilton Hill, Western Australia 6163
P.O. Box 251, South Fremantle
Western Australia 6162

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35045

FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 12/15/06

082-35045

Cell
AQUACULTURE LTD

ASX Announcement **29th October 2006**

Annual Report 2006

Please find attached the 2006 Annual Report for Cell Aquaculture Ltd (**CAQ**).

AR/S
6-30-06

Yours sincerely,

Ian Gregory
Company Secretary
Cell Aquaculture Ltd

About Cell Aquaculture

Cell Aquaculture listed on the Australian Stock Exchange in July 2005 to supply a full range of environmentally sustainable, vertically integrated seafood services – encompassing everything from 'Hatch to Dispatch'. Since listing, the company has established hatchery operations and significant manufacturing capability to produce its proprietary Cell™ equipment.

Further to established production at Cell's Fremantle based headquarters, the company has successfully built its first European production facilities in the Netherlands, is completing a production facility in the United States and has recently entered an agreement to establish large-scale production in Asia. Cell aims to be a global company involved in all aspects of the production and sale of quality high end priced seafood, produced economically on the market's doorstep.

ENDS

For further information contact:

Robert Sewell, Chairman, on +61 (0) 418 947 416,

Geoff Wilton, Managing Director, on +61 (0) 412 010 177, or

www.cellaqua.com

Cell AQUACULTURE

annualreport06

innovation



contents

highlights

06

8 July
Established 'in-house' manufacturing facilities to fabricate all proprietary Cell™ components

25 July
Listed on the Australian Stock Exchange

28 July
Entered European Joint Venture to establish production facilities in the Netherlands

8 August
Sale and lease back of Hamilton Hill site

13 December
Appointed Mr Robert Sewell as company Chairman

8 February
Entered United States Joint Venture (Delta Aquaculture Services) and made acquisition of 'multi-species' hatchery and pond stocking business

7 March
Commissioning of nursery systems in the Netherlands and successful shipping of first batches of Barramundi fingerlings

3 April
Securing of 6,000m² premises (with option to purchase) in the United States to develop initial production facilities and offer expansion opportunities

30 May
Produced first Barramundi fingerlings from the company's Queensland based hatchery

8 June
Appointed Mr Geoffrey Leding Wilton as new Managing Director

29 June
Nursery systems commissioned in the United States ready for receipt of first Barramundi finglings.

dear holder:



Chairman's Report

Dear valued shareholder,

On behalf of the Board of Directors and employees of Cell Aquaculture Ltd (Cell), I have pleasure in reporting on the strong progress made by the company in our first year as an A.S.X. listed public company.

Following almost a decade of development, Cell has spent the past twelve months actively marketing and internationally establishing our unique vertically integrated 'Hatch to Dispatch' production facility, which offers to produce sustainable, premium quality seafood on the doorstep of major world target markets.

In line with Cell's international expansion strategy, a major objective post-listing on the A.S.X., was to establish a number of 'Display Facilities' in lucrative key target markets to demonstrate our business model and production process – these display facilities then provide the catalyst for further sales of our systems, to increase revenue opportunities in those markets.

I am pleased to advise that, further to expanding production facilities at the Fremantle based headquarters, the company has now established operational European production facilities in the Netherlands and through its associated United States company Delta Aquaculture Services, Cell is in the final stages of completing a production facility in the State of Mississippi.

Cell successfully shipped its first batch of fingerlings to the European facility in March 06 and to the U.S. facility in June. Regular batches of fingerlings are now being shipped from our Queensland based hatchery, to both facilities to enable them to reach full stocking capacity. The successful commissioning of the production plants and shipment of fingerlings represent the achievement of two significant milestones for Cell.

The next significant milestone for the company is to achieve fish sales into the European and U.S. markets, from these production facilities. Sample batches are being introduced to the EU market from the Netherlands facility, with consistent sales expected to commence in November/December 2006 and reach full production by mid 2007. Full consistent output is expected from the U.S. facility also by mid 2007. With the satisfactory progress that Cell has achieved with the off-shore facilities, the company is assessing expansion opportunities in both the European and U.S. markets.

In line with the Cell's international strategy, the company is well advanced in assessing a number expansion opportunities into Asia. It is the company's objective to target the lucrative, high-end premium Asian and South East Asian markets such as Japan, Hong Kong and Singapore.

In order for Cell to have a truly vertically integrated 'Hatch to Dispatch' offering, another major objective was to establish hatchery and manufacturing capabilities. Since listing, Cell has established two hatchery operations - the first is a wholly owned barramundi hatchery developed at James Cook University (JCU) in Townsville, Queensland and the second is a commercial 'multi-species' hatchery acquisition in the United States through its joint venture with Delta Aquaculture Services, which provides a solid foundation for future growth. Superior hatchery development effectively provides 'the engine room' for Cell's international expansion. Cell has developed 'in-house' manufacturing capabilities to produce all its proprietary Cell™ components – this ensures a high level of quality control is maintained for all equipment bearing the 'Cell' brand.

As the company evolves into a global player, the Board embarked on a full organisational review of the Board and Management, conducted by Perth based management consultants. The review recommended that a new Managing Director be sought to develop and drive the next stages of the company's strategic plan. In June 2006, we were pleased to appoint Mr.Geoffrey Leding-Wilton as Cell Aquaculture's new Managing Director. Mr Wilton possesses a wealth of international seafood and agribusiness expertise and is extremely well suited and qualified to drive the next major stages of Cell's development into global markets. Mr.Perryman Leach the company founder and former Managing Director remains on the board of Cell as a Non Executive Director.

The transition from a private company to a public company and then pioneering the international development of our 'Hatch to Dispatch' offerings has seen Cell face many challenges in the past twelve months. Hurricane Katrina in the US had a disruptive impact on our U.S. hatchery and pond stocking operations, and distance and European regulations has caused some minor delays in Holland. Despite such challenges, we believe we have achieved a great deal in the past financial year and a clear focus on cost reduction, risk mitigation and strong strategic planning, through a professionally based planning process, involving Board and management, sees the company now very well positioned to work towards its vision to become '*a global leader in the provision of sustainable aquaculture*'.

It has been a very busy twelve months for the company and I wish to thank my fellow board members, our management and staff and importantly, our shareholders, for their continued support in allowing Cell to realise such very exciting opportunities. We look forward to a year ahead of substantial growth for the company.

Cell Aquaculture Ltd

Robert Sewell AM, FAICD
Chairman

directors

The directors present their report together with the financial report of Cell Aquaculture Limited for the financial year ended 30 June 2006.

Directors

The names of the directors in office at any time during or since the end of the financial year are:

Robert Ian Stanhope Sewell (Appointed 12 December 2005)
Geoffrey Neil Leding Wilton (Appointed 6 June 2006)
Perryman James Leach
Peter Joseph Burns
David Richard Thomas
Rocky de Nys (Appointed 23 January 2006)
Quenton Harold Leach (Appointed alternate director for Perryman Leach on 2 September 2005)
Peter Gerard Burns (Appointed alternate director for Peter J Burns on 29 September 2005)
Edwin Leith Boyd (Resigned 21 October 2005)

Robert Sewell AM (age 60)

Chairman, independent, non-executive director
FAICD

Appointed a director and chairman on 12 December 2005.

Mr Sewell is a grain farmer from Wongan Hills in Western Australia.
After finishing his education at Hale School in Perth, he returned to the family farm to commence a career in agriculture and at the same time, representing farmers at a State and National level through serving as Chairman of a number of Agricultural Industry bodies.

Having become a Board member of the Grain Pool of WA in 1978, he represented the company on numerous overseas marketing missions to countries in Asia, Europe and South America.

Mr Sewell was elected to the position of Chairman of the Grain Pool in August 1992 and was instrumental in bringing about a merger with Co-operative Bulk Handling in 2002. He was elected to the position of Chairman of the merger entity in April 2004 and served 18 months in that position. He continues as a Director of the CBH Group of companies.

He was awarded a Centenary Medal by the Commonwealth Government in April 2003 for services to the Grain Pool and the Community.

Mr Sewell was further recognised when he was awarded the Member of the Order of Australia (AM) in the Queen's Birthday Honour's List 14th June 2004 for services to the grain industry and International Marketing.

He is a Fellow of the Australian Institute of Company Directors and gained an advanced diploma from the Institute in July 2003.

He is a member of the Audit Committee and the Remuneration Committee.

Mr Sewell has not held directorships in any listed companies during the past three financial years.

Geoffrey Leding Wilton (age 48)

Managing Director, non-independent, executive director
BSc Agric

Appointed a director and managing director on 6 June, 2006.

Mr Wilton has previously worked in executive management positions for Inghams Enterprises, the Sumich Group, Grace Worldwide and TNT Express in Australia, Asia, Africa, the Middle East, Europe, Japan and South America.

In the capacity of a national general manager role he oversaw the world's largest logistics contract for distribution of tickets to the Sydney 2000 Olympic Games.

He is a specialist in developing new market options and building shareholder wealth through international project management in the fast moving consumer goods, logistics and intensive animal industries.

Mr Wilton has not held directorships in any listed companies during the past three financial years.

Perryman Leach (age 65)

Non-independent, non-executive director
M.I.E. Aust.

Appointed a director 7 March, 2000.

Mr Leach, the creator of the Eco-Cell™ system, obtained an engineering Associateship of The Gordon Institute of Geelong. He transferred to Western Australia in 1970 to assist in the establishment of a national consultancy firm specialising in project feasibility assessments and project management. He obtained his builders' registration licence in 1972.

Mr Leach started the project and construction management company, Co-Struct Pty Ltd, in 1978 and has controlled projects with a total value in excess of $100 million.

Many of Mr Leach's projects have been in the food chain, including intensive farming through to abattoirs, small goods and processing factories, chiller and freezer works. He has also been involved in the development of pollution control equipment. All of these projects have been successful and have required high levels of innovation and commitment.

Mr Leach became involved in aquaculture in 1997, when he commenced three years of intensive research in the field, with particular emphasis on the development and refinement of recirculating systems. He has travelled to Europe and America to investigate the latest developments in land farming for commercial aquaculture.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Dr. David Richard Thomas (age 60)

Independent, non-executive director
BSc Agric (Hon), Ph.D

Appointed a director on 7 April, 2000 and re-elected at the Annual General Meeting held on 21 December, 2004.

Dr Thomas completed a Bachelor of Agricultural Science with Honours at UWA followed by a Doctorate of Philosophy. He is a Gold Member of the Bread Research Institute and a member of the Australian Institute of Agricultural Science, Australian Grain Institute and the Nutritional Society of Australia. He has also undertaken courses in Human Relations, a post Doctorate Certificate of Management, Strategic Planning, A.I.M. Financial Management, Internal Auditor Training, and Food Safety Auditor Training.

Dr Thomas commenced work in 1967 in the feed industry where his responsibilities included the development and design of a new feed mill. In 1977 he became Grains Manager/Chemist in control of purchasing raw ingredients for the flour mill and its associated clients.

In 1990 he took on the role of Chief Chemist and Quality Assurance Manager for the mill, laboratory and test bakery. These responsibilities required him to travel overseas and evaluate markets for flour and associated products. In 1998 he managed the implementation of a quality system throughout the company, and obtained AS/NZS ISO 9002: 1994 and HACCP ISO 9002:1994 accreditation. Subsequently he has gained HACCP Certification in some fourteen businesses around Australia. Further, he has reviewed and overseen the implementation of FeedSafe™ in a rapidly expanding feed mill in WA.

Dr Thomas has been instrumental in the development of specific feed diets for the Eco-Cell™ system.

He is Chairman of the Audit Committee.

Dr Thomas has not held directorships in any listed companies during the past three financial years.

Peter J Burns (age 58)
Non-independent, non-executive director
FCMI

Appointed a director on 28 November, 2001 and re-elected at the Annual General Meeting held on 30 November, 2005.

Mr Burns is a Fellow of the Chartered Management Institute (London) and brings to the Company a comprehensive range of local and international sales and marketing expertise.

He migrated from Northern Ireland to Perth in 1987. While in Northern Ireland, he studied City and Guild Levels of Building and worked for two large construction and civil engineering companies as a Senior Project Planner. Later he moved to Dublin where he started his own marketing company, which he ran for the next fourteen years before migrating to Perth.

In 1988 Mr Burns owned and developed a $12 million forty-four unit luxury apartment development on the beach front at Scarborough, known as "Sandcastles on Scarborough".

In 1992 Mr Burns was the founding member and major shareholder of the Fremantle Brewing Company, which he maintained until 1994.

Since 1994 Mr Burns has concentrated his marketing energies and expertise on real estate and property development and in 2005/2006 handled in excess of $100 million worth of properties.

He is Chairman of the Remuneration Committee.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Dr Rocky de Nys (age 42)
Independent, non-executive director
PhD, GdipMgt, MRACI, CChem

Appointed a director on 23 January 2006.

Professor de Nys is a marine biologist and one of the world's foremost authorities on aquaculture. He leads the internationally recognised aquaculture research and development facility at James Cook University in Queensland.

Professor de Nys is also a director of Intaqt Pty Ltd, a Melbourne based freshwater and marine aquaculture and marine biotechnology company, which has been consulting to Cell Aquaculture for several years.

He has successfully led and supervised complex team based research programs in aquaculture and marine biotechnology, resulting in five international patents and over 70 internationally peer reviewed scientific publications.

Professor de Nys has not held directorships in any listed companies during the past three financial years.

Quenton Leach (age 34)
Alternate, non-independent, executive director
Operations Manager

Appointed alternate director for Perryman Leach on 2 September 2005.

Mr Leach joined the Company in the initial stages of development. He has completed appropriate business and aquaculture studies and has had significant input into the final design and operation of the system. His hands-on approach has advanced the Company's operations and the Eco-Cell™ technologies.

Mr Leach has not held directorships in any listed companies during the past three financial years.

Peter G Burns (age 30)
Alternate, non-independent, executive director
B Bus, AIMM, AMAMI
Marketing Manager

Appointed alternate director for Peter J Burns on 29 September 2005.

Mr Burns has a Bachelor of Business degree with a double major in marketing and management. He has held senior management and marketing positions at state and national levels and prior to joining Cell Aquaculture, had his own business which he subsequently sold to a large multi-national company. He brings management, marketing and business development skills to the Company.

Mr Burns has not held directorships in any listed companies during the past three financial years.

Mr Ian E Gregory
Company Secretary

Mr Ian E Gregory has a Bachelor of Business from Curtin University and is a fellow of Chartered Secretaries Australia. He is also a fellow of CPA Australia and a member of the Australian Institute of Company Directors. Mr Gregory was appointed in 2005 and has over 25 years experience in the provision of company secretarial and business administration services in a variety of industries, including exploration, mining, mineral processing, oil and gas, banking and insurance.

Principal Activities
The principal activities of the company during the financial year were: Development, Commercialisation & Marketing Technology relating to aquaculture farming.

No significant change in the nature of these activities occurred during the year.

The net loss after providing for income tax amounted to $348,829 (2005 – Loss $939,323).

Dividends Paid or Recommended
No dividends were paid during the year and no recommendation is made as to dividends.

Operating and Financial Review

The operating result for the year ended 30 June 2006 is:

	Financial Year 2006	Financial Year 2005
Revenue	$983,559	$70,747
Net Income/(Loss)	($348,829)	($939,323)
Basic earnings/(loss) per share	(0.32)	(1.08)

Sales Summary: Revenue has been derived from a number of sources including: Sales of proprietary equipment to joint venture operations, receipt of licensing income, sales of fingerlings (baby Barramundi) from the company owned hatchery and sales of market size Barramundi from the company's Fremantle production facilities.

The company expects sales revenue to increase as production comes 'on-stream' from the European and U.S. production facilities in the near future.

United States Operations: In December 2005 the company acquired a 50 percent interest in Delta Aquaculture Services, LLC a Nevada based company, who own a multi species hatchery and pond management business in Mississippi. A total investment of $766,138 has been made by Cell to date with these proceeds being used to purchase the business assets, further develop the hatchery operations (including pond stocking) and the construction of a barramundi grow out facility.

While the establishment of the Cell grow out facility is on track for completion by the end of this year, there have been problems experienced in the existing hatchery and pond management businesses. Hurricane Katrina impacted this part of the business, however, management are now starting to meet the re emerging demand for their services.

When the initial investment was made it was expected that there would be a positive cash flow that would help fund the business until the Cell grow out system was producing and selling fish. The company has taken a conservative approach by writing off all expenditure incurred in establishing the operation.

The investment in the United States is seen as a launching pad for greater expansion through the installation of additional production capacity on the current site and other key American markets.

European Expansion: On July 25 2005 Cell signed a heads of agreement with its Dutch partner to establish a 50 percent share in Cell Aquaculture Netherlands B.V. Subsequent to this an investment of $81,367 and a loan of $939,087 was made with these funds being put towards the licensing, installation and commissioning of a barramundi grow out system.

The company has expended significant time and financial resources in meeting the EU compliance and licensing requirements for the Holland facility. These are now in place with the system stocked with barramundi and the first harvests expected in December 2006. Further expansion options are currently being assessed.

Hatchery Development: One of the most critical factors in Cell's international development was the establishment of a reliable and consistent supply of high quality fingerlings (baby fish). Since listing, Cell has developed a company owned barramundi hatchery at James Cook University (JCU) in Townsville, Queensland and is shipping batches of high quality stock to the Fremantle, European and U.S. production facilities.

As the internal requirements for fingerlings grows the JCU hatchery is now reaching full production and will be capable of servicing the growing domestic and international fingerling market.

Manufacturing Capability: Cell has now established company owned manufacturing/fabrication facilities in Perth to produce all the company's major proprietary filtration components and other equipment. The company owned manufacturing facility ensures a consistent high level of production quality for all equipment bearing the 'Cell' brand.

Future Expansion: Following the successful establishment of Cell's first international production facilities and proving of the 'Hatch to Dispatch' business model, the company is putting in place a focused and accountable management structure to drive the vision and meet the company's expansion targets in Europe, United States and Asia.

Significant Changes in State of Affairs
The following significant changes occurred during the financial year:

1. Issue of Shares
   Pursuant to a prospectus dated 22 April 2005, the Company raised $5,201,400 under its initial public offering through the issue on 18 July 2005 of 26,007,000 shares at $0.20 each. The Company commenced trading on the Australian Stock Exchange on 25 July 2005.

2. Sale and Leaseback of Land at 66 Bennett Avenue, Hamilton Hill
   On 7 November 2005 the company settled on the sale of land and buildings at 66 Bennett Avenue, Hamilton Hill for $2,600,000, resulting in a profit on sale of $1,899,693. The company has entered into a lease agreement with the purchaser in respect of the land for a period of three years with the option of two further one year extensions.

After Balance Date Events
No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Future Developments
Likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report, as the inclusion of such information is likely to result in unreasonable prejudice to the Company.

Adoption of Australian Equivalents to IFRS
As a result of the introduction of Australian equivalents to International Financial Reporting Standards (IFRS), the group's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to IFRS is included on Note 25 to this report.

Environmental Issues
The Company's operations are not regulated by any significant environmental regulations under a law of the Commonwealth or of a State or Territory.

Meetings of Directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2006, and the numbers of meetings attended by each director were:

	Directors Meetings		Audit Committee Meetings		Remuneration - Committee Meetings	
	A	B	A	B	A	B
EL Boyd	1	1	1	1	*	*
PJ Leach	11	11	*	*	*	*
PJ Burns	10	11	*	*	1	1
DR Thomas	11	11	4	4	*	*
RIS Sewell	5	8	2	3	1	1
R De Nys	7	7	*	*	*	*
GNL Wilton	1	1	*	*	*	*

Notes

A - Number of meetings attended.

B - Number of meetings held during the time the director held office during the year.

* - Not a member of the committee

Share Options

Shares under Option

Unissued ordinary shares of Cell Aquaculture Limited under option at the date of this report are as follows:

Date options issued	Expiry date	Exercise price of options	Number under option
1 March 2005	1 March 2008	$0.20	3,500,000
20 July 2005	20 July 2008	$0.35	3,000,000
			6,500,000

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Directors' Share and Option holdings
As at the date of this report the interests of the directors in the shares and options of the Company were:

Director	Ordinary Shares	Options over Ordinary Shares
R I S Sewell	10,000	-
G N L Wilton	-	-
P J Leach	17,070,001	-
P J Burns	9,176,668	1,000,000
D R Thomas	1,480,000	1,000,000
R de Nys	-	-
Q H Leach (Alternate)	500,000	-
P G Burns (Alternate)	2,198,450	-
E L Boyd*	-	1,000,000

* Resigned as a director on 21 October 2005

On 20 July 2005 each of Messrs P J Burns, D R Thomas and E L Boyd were issued 1,000,000 Options to subscribe for shares at an exercise price of 35 cents each on or before 20 July 2008.

Remuneration Report
This report describes the remuneration arrangements for directors and other key management personnel of the Company.

(a) Remuneration policy (Audited)

One of the committees of the board is the remuneration committee. In respect of remuneration, the committee:

- makes recommendations to the board in relation to remuneration of non-executive directors,
- establishes, reviews and recommends remuneration terms and the performance of the managing director, and
- reviews and recommends remuneration arrangements for key executives.

The Board of Directors, with the assistance of the Remuneration Committee, is responsible for determining and reviewing compensation arrangements for the directors and the executive team. The board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

All executives receive a base salary (which is based on factors such as length of service and experience) and superannuation. The board reviews executive packages annually by reference to the economic entity's performance, executive performance and comparable information from industry sectors and other listed companies in similar industries. The board may exercise discretion in relation to approving incentives, bonuses and options. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth.

The executive directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9%, and do not receive any other retirement benefits. All remuneration paid to directors and executives is valued at the cost to the company and expensed. Options are valued using the Black-Scholes methodology. The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The board determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting (currently $200,000). Fees for non-executive directors are not linked to the performance of the economic entity.

(b) Compensation of Key Management Personnel (Audited)

The emoluments for each director and key management personnel of the Company are as follows:

Year ended 30 June 2006	Short-Term		Post employment	Share-Based Payments		Total
	Salary & Fees	*Consulting*	*Superannuation*	*Options*	*Shares*	
Directors						
RIS Sewell	20,000	-	1,800	-	-	21,800
GNL Wilton	19,731	-	1,776	-	-	21,507
PJ Leach	144,231	30,749	12,981	-	-	187,961
PJ Burns	36,667	-	3,300	-	-	39,967
DR Thomas	36,667	-	3,300	-	-	39,967
R de Nys	16,667	-	1,500	-	-	18,167
EL Boyd	10,000	72,723	900	-	-	83,623
Other key management personnel						
PG Burns	110,692	-	9,006	-	-	119,698
QH Leach	104,492	9,317	8,395	-	-	122,204
	499,147	112,789	42,958	-	-	654,894

Year ended 30 June 2005	Short-Term		Post employment	Share-Based Payments		Total
	Salary & Fees	*Consulting*	*Superannuation*	*Options*	*Shares*	
Directors						
PJ Leach	-	142,964	-	-	-	142,964
PJ Burns	-	-	-	37,500	-	37,500
DR Thomas	-	25,866	-	37,500	-	63,366
EL Boyd	-	30,250	-	37,500	-	67,750
JC Rowe	5,693	-	512	-	-	6,205
Other key management personnel						
PG Burns	81,000	-	7,339	-	53,000	141,339
QH Leach	25,602	64,953	2,331	-	-	92,886
	112,295	264,033	10,182	112,500	53,000	552,010

(c) Service Agreements (Audited)

Remuneration and other terms of employment for the Managing Director, GNL Wilton, are formalised in a service agreement. Major provisions of this agreement are set out below.

- Term of agreement – 3 Years commencing 8 June 2006.
- Remuneration is $285,000 per annum plus statutory superannuation.
- With respect to the terms of termination, after six months either party must give one month's notice or payment in lieu thereof, thereafter up to two years either party must give three month's notice or payment in lieu thereof and between two and three years either party must give three month's notice or payment in lieu thereof.

No written agreements currently exist for other Directors and other Key Management Personnel. There is generally 1 month notice of termination required, and salaries and fees are generally reviewed annually by the board. Written agreements are currently being formalised.

(d) Performance Income as a proportion of total compensation (Audited)

No performance based bonuses have been paid to key management personnel during the financial year.

(e) Share-Based Payment

For details of share based payments to Directors and key management personnel, refer to Note 26.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract of insurance insuring the directors and officers of the Company against certain liabilities specified in the contract. The contract prohibits disclosure of the nature of the liabilities insured and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company against a liability incurred as such an officer or auditor.

Non-Audit Services

The directors are satisfied that the provision of non-audit services, during the year, by the auditor or a related practice of the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are also satisfied that the provision of non-audit services by the auditor, as set out in note 22 to the financial statements, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor, and
- None of the services undermine the general principles relating to auditor's independence as set out in Professional Statement F1.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included in this Financial Report.

Details of amounts paid or payable to the auditor, Horwath Audit (WA) P/L, for audit and non-audit services provided during the year are set out in note 22 to the financial statements.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:

Geoffrey Leding Wilton
DIRECTOR

Dated at Perth this 29th day of September, 2006.

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

29 September 2006

Private and Confidential

The Board of Directors
Cell Aquaculture Ltd
66 Bennett Avenue
Hamilton Hill
WA 6163

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with my audit of the financial report of Cell Aquaculture Limited for the year ended 30 June 2006 and in accordance with the provisions of the Corporations Act 2001.

As lead auditor I declare that, to the best of my knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours sincerely
HORWATH AUDIT (WA) PTY LTD

A G BEVAN
Director

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
A member of Horwath International
128 Hay Street Subiaco WA 6008
PO Box 700 West Perth WA 6872
Email horwath@perth.horwath.com.au
Telephone (08) 9380 8400
Facsimile (08) 9380 8499

Independent audit report on the financial report to members of Cell Aquaculture Limited.

We have audited the accompanying financial report of Cell Aquaculture Limited (the company) for the year ended 30 June 2006. The financial report comprises the balance sheet at 30 June 2006, and the income statement, statement of changes in equity, cash flow statement, summary of significant accounting policies and other explanatory notes, and the directors' declaration for the year then ended.

We have also audited the information about the remuneration of directors and executives ("remuneration disclosures"), the company has disclosed in accordance with Accounting Standard AASB 124 Related Party Disclosures, under the heading "remuneration report" on pages 13 to 15 of the directors' report, as permitted by the Corporations Regulations 2001.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report and the remuneration disclosure based on our audit. We conducted our audit in accordance with Auditing Standards in Australia. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors report.

Horwath

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

We are independent of the company and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditors' Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial statements, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion on the Financial Report

In our opinion:

The financial reports of Cell Aquaculture Limited are in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia including the Australian Accounting Interpretations and the Corporations Regulations 2001.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in pages 13 to 15 of the directors' report comply with Accounting Standard AASB 124.

Dated the 29th day of September 2006.

HORWATH AUDIT (WA) PTY LTD

A G BEVAN
Director

Shareholder Information

As at 6 October 2006

1 Number of Shareholders

There were 707 shareholders and 4 option holders.

2 Distribution of Ordinary Shareholdings

	No. of Holders	% of Holders	No. of Shares	% of Shares
1 – 1,000	2	.28	743	
1,001 – 5,000	109	15.42	363,303	.31
5,001 – 10,000	138	19.52	1,249,223	1.06
10,001 – 100,000	328	46.39	12,886,858	10.85
100,001 and over	130	18.39	104,216,479	87.78
a) TOTALS	**707**	**100.00**	**118,716,606**	**100.00**

3 Twenty Largest Ordinary Shareholdings

Name	Fully Paid Shares Held	%
JARQ HOLDINGS PTY LTD <P J LEACH FAMILY A/C	17,070,001	14.38
MR BRIAN FEATHERBY	9,429,000	7.94
MR PETER JOSEPH BURNS	9,176,668	7.73
HYFLASH HOLDINGS PTY LTD <THE CLINTON INVESTMENT A/C>	6,855,460	5.78
MR JOHN OAKLEY CLINTON <CLINTON TRADING A/C>	3,020,873	2.55
MR ROSS WILLIAM FORD & MRS RUTH ELIZABETH FORD	2,785,759	2.35
DOVE NOMINEES PTY LTD <DOVE SUPERANNUATION FUND A/C	2,353,666	1.98
MRS AVRIL BURCH	2,000,000	1.68
BOWOOD PTY LTD	1,800,000	1.52
MR PETER GERARD BURNS <PG BURNS INVESTMENT A/C>	1,698,450	1.43
MR JOHN CLINTON <CLINTONTRADING A/C>	1,500,734	1.26
BROBEN PTY LTD	1,500,000	1.26
PACIFIC 2000 FOUNDATION	1,500,000	1.26
MR WARREN DUDLEY HAMBLEY	1,440,792	1.21

DR PETER JERNAKOFF <TWINSHORE INVESTMENTS A/C>	1,407,984	1.19
MR DAVID RICHARD THOMAS <DAVID R THOMAS S/F A/C>	1,330,000	1.12
MR STEPHEN CHARLES PICKERING MS AVIS PICKERING	1,000,000	.84
SAVFORD FINANCIAL PTY LTD	1,000,000	.84
MR VINCENZO FIORENZA	866,667	.73
CHRISTINE MARY COULTER <ROSS COULTER CHILDRENS SUPER PROCEEDS A/C (R COULTER A/C)>	850,000	.72
	68,586,054	57.77

4 Substantial Shareholdings (over 5%)

Name	Fully Paid Shares Held	%
JARQ HOLDINGS PTY LTD	17,070,001	14.38
MR BRIAN FEATHERBY	9,429,000	7.94
MR PETER JOSEPH BURNS	9,176,668	7.73

5 Unquoted Equity Securities - Options

All the securities listed below are options to purchase ordinary shares in the Company:

Unlisted options expiring 1 March 2008 - 3,500,000 with an exercise price of 20 cents each, held by Millcorp Securities Pty Ltd.

Unlisted options expiring 20 July 2008 - 3,000,000 with an exercise price of 35 cents each held as follows –

Mr Lee Boyd	1,000,000
Mr Peter J Burns	1,000,000
Dr David Thomas	1,000,000

6 Restricted Securities

The securities listed below are under escrow as follows:

	Shares	Options
Escrowed to 24 July 2007	38,853,250	6,500,000*

* Refer to item 5, unquoted equity securities - options, above.

7 Voting Rights

At a general meeting of the Company shareholders are entitled:

- On a show of hands, each person who is a shareholder or sole proxy has one vote.
- On a poll, each shareholder is entitled to one vote for each fully paid share.

8 The Company has used its cash and liquid assets in a way consistent with its business objectives.

Corporate Governance

In fulfilling its obligations and responsibilities to its various stakeholders, the Board is a strong advocate of corporate governance.

This statement outlines the principal corporate governance procedures of Cell Aquaculture Limited ("Company or Cell").

The Board of Directors ("Board") supports a system of corporate governance to ensure that the management of the Company is conducted to maximise shareholder wealth in a proper and ethical manner.

Roles of the Board and Management

The Board is responsible for the overall operation and stewardship of the Company. In particular, it is responsible for charting the direction, strategies and financial objectives for Cell and monitoring the implementation of those policies, strategies and financial objectives and is committed to protecting and enhancing shareholder value and conducting Cell's business ethically and in accordance with the highest standards of corporate governance.

The Board has a Charter which establishes those matters which are reserved for the Board and describes the functions and responsibilities in a manner which is consistent with ASX Principle 1. The Board Charter was adopted by the Board on 1 March 2005.

Responsibility for management of the Company's business is delegated to the Managing Director, who is accountable to the Board. The key responsibilities of the Board include to:

- Appoint and review the performance of the Managing Director;
- Develop with management and approve strategy, planning, development programs and major capital expenditure;
- Arrange for effective budgeting and financial supervision;
- Ensure that appropriate audit arrangements are in place;
- Ensure that effective and appropriate reporting systems in place will, in particular, assure the Board that proper financial, operational, compliance and risk management controls function adequately;
- Report to shareholders;

The Board is also responsible for setting the strategic direction of the company, establishing goals for management and monitoring the achievement of those goals. The Managing Director is responsible to the Board for the day to day management of the company.

Consistent with ASX Principle 1, a copy of the Board Charter has been posted to the new corporate governance section of the company's website.

Board Structure

The composition of the Board shall be determined in accordance with the following principles and guidelines:

- The Board shall comprise at least 3 Directors, increasing where additional expertise is considered desirable in certain areas.
- The Board should not comprise a majority of executive Directors.
- Directors should bring characteristics which allow a mix of qualifications, skills and experience both nationally and internationally.

The terms and conditions of the appointment and retirement of Directors will be set out in a letter of appointment which covers remuneration, expectations, terms, the procedures for dealing with conflicts of interest and the availability of independent professional advice.

The performance of all Directors will be reviewed by the Chairman each year.

The Board's structure is consistent with ASX Principle 2.

Director Independence

Directors are expected to bring independent views and judgement to the Board's deliberations. The Board is comprised of at least 50 per cent of non-executive independent directors, a non-executive independent Chairman and has different persons filling the roles of Chairman and Managing Director.

In considering whether a director is independent, the Board has had regard to the independence criteria in ASX Principle 2 and other facts, information and circumstances that the Board considers relevant.

Meetings of the Board

The Board meets at least ten times a year to consider the business of the Company, its financial performance and other operational issues.

With the approval of the Chairman, any directors can seek independent advice, at Cell's expense.

The Board will review the remuneration and policies applicable to Non-Executive Directors and the Managing Director on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Retirement and Re-election

The Constitution of the Company requires one third of the directors, other than the Managing Director, to retire from office at each annual general meeting. Directors who have been appointed by the Board are required to retire from office at the next annual general meeting and are not taken into account in determining the number of directors to retire at that annual general meeting. Directors cannot hold office for a period in excess of three years or later than the third annual general meeting following their appointment without submitting themselves for re-election. Retiring directors are eligible for re-election by shareholders.

When a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience. External advisers may be used to assist in such a process. The Board will then appoint the most suitable candidate who must stand for election at the next annual general meeting of shareholders.

Nomination and Appointment of New Directors

At this point the Board has not established a Nomination Committee and has decided to retain the responsibility of appointing and recommending candidates for new directors. This position is considered appropriate for the Company's current stage of development.

Review of Performance

The Board reviews its performance and composition on an annual basis to ensure that it has the appropriate mix of expertise and experience, consistent with ASX principle 8.

The structure and disclosure of the Company's remuneration policies for directors and senior executives are generally consistent with ASX Principle 9 and are set out in the Directors' Report.

Board Access to Information

All Directors have unrestricted access to all employees of the group and, subject to the law, access to all company records and information held by group employees and external advisers. The Board receives regular detailed financial and operational reports from senior management to enable it to carry out its duties.

Consistent with ASX Principle 2, each Director may, with the prior written approval of the Chairman, obtain independent professional advice to assist the Director in the proper exercise of powers and discharge of duties as a director or as a member of a Board Committee. The Company will reimburse the Director for the reasonable expense of obtaining that advice.

Board Committees

The Board, where appropriate, may establish a number of committees to assist in carrying out its responsibilities in an effective and efficient manner.

Two standing Board Committees assist the Board in the discharge of its responsibilities and are governed by their respective Charters, as approved by the Board. These are:

- The Remuneration Committee; and
- The Audit Committee.

Remuneration Committee

The Remuneration Committee was established on 1 March 2005.
The purpose of the Remuneration Committee is to assist the Board by reviewing and providing recommendations to the Board on:

- remuneration packages of key executives and executive Directors;
- incentive policies, incentive plans and other employee benefit programs;
- the Company's recruitment, retention and termination policies;
- the Company's procedures for senior management;
- the Company's superannuation arrangements;
- succession plans of key executives (other than executive Directors) and ensuring the performance of key executives is reviewed at least annually; and
- those aspects of the Company's remuneration policies and packages, including equity-based incentives, which should be subject to shareholder approval.

The members of the Remuneration Committee at the date of this report are:

Mr Peter J Burns (Chairman)
Mr Robert Sewell

The composition, operation and responsibilities of the Committee are generally consistent with ASX Principle 9.

Consistent with ASX Principle 9, the Remuneration Committee Charter has been posted to the new corporate governance section of the website.

Audit Committee

The Audit Committee was established on 1 March 2005 to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the internal and external audit process.

The Audit Committee monitors internal control policies and procedures designed to safeguard company assets and to maintain the integrity of financial reporting, consistent with ASX Principle 4.

The role of the Committee is to provide a direct link between the Board and the external auditors.

It will also give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in financial statements.

The responsibilities of the Audit Committee will include:

- monitoring compliance with regulatory requirements;
- improving the quality of the accounting function;
- reviewing external audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified, appropriate and prompt remedial action is taken by management;
- liaising with external auditors and ensuring that the annual audit and half-year review are conducted in an effective manner.

The Audit Committee will review the performance of the external auditors on an annual basis and meet with them at least twice during the year. Nomination of auditors will be at the discretion of the Committee.

The members of the Audit Committee at the date of this report are:

Dr David Thomas (Chairman)
Mr Robert Sewell

Consistent with ASX Principle 4, the Audit Committee Charter has been posted to the Corporate governance section of the website.

Audit

As part of the Company's commitment to safeguarding integrity in financial reporting, the Company has implemented procedures and policies to monitor the independence and competence of the company's external auditors.

Consistent with ASX Principle 6, the Auditor attends and is available to answer questions at, the Company's annual general meetings.

Business Risks

Consistent with ASX Principle 7, the Company is committed to the identification, monitoring and management of risks associated with its business activities and is in the process of embedding in its management and reporting systems a number of risk management controls.

The Board will monitor and receive advice on areas of operational and financial risk, and consider strategies for appropriate risk management arrangements.

Specific areas of risk identified initially and which will be regularly considered at Board meetings include sovereign risk, foreign currency fluctuations, performance of activities, human resources, the environment, statutory compliance and continuous disclosure obligations.

Share Trading

All employees and Directors of the Company are prohibited from trading in the Company's shares or other securities if they are in possession of "inside information". Subject to this condition, and in light of the ASX's continuous disclosure requirements, trading can occur at any time with the exception of the period of ten days prior to the publication of financial results and the one day following such publication.

In addition, in order to trade, Directors of the Company must advise the Company Secretary of their intention to trade and must also have been advised by the Company Secretary that there is no known reason to preclude them trading in the Company's shares or other securities.

A copy of the policy has been posted to the corporate governance section of the company's website.

Continuous Disclosure

The Company understands and respects that timely disclosure of price sensitive information is central to the efficient operation of the Australian Stock Exchange's securities market and is in the process of establishing a comprehensive policy covering announcements to the Australian Stock Exchange, prevention of selective or inadvertent disclosure, conduct of investor and analysts briefings, media communications, commenting on expected earnings, communications black-out periods and review of briefings and communications.

The Company Secretary has responsibility for overseeing and coordinating disclosure of information to the Australian Stock Exchange. The Company Secretary also liaises with all the Board members in relation to continuous disclosure matters. The Managing Director is responsible for overseeing and coordinating disclosure of information to analysts, brokers and shareholders.

Ethical Standards

All Directors, executives and employees are charged with the responsibility to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company.

Communications with Shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting Cell. Information is communicated to shareholders through the distribution of annual reports and by presentation to shareholders at the Annual General Meeting which they are encouraged to attend.

In addition, all reports, including quarterly reports and releases made by the Company throughout the year with respect to its activities are distributed widely via the Australian Stock Exchange and placed on the Company's website www.cellaqua.com

Shareholders and interested parties may subscribe to receive the latest announcements issued by the Company by visiting the Company's website and entering their details.

Review of Corporate Governance Policies and Practices

The Board has directed management to review the Company's corporate governance policies and practices in light of the ASX Corporate Governance Council's principles of good corporate governance and best practice recommendations. Following this review, the Board will consider the suitability of any recommendations made by management having regard to the Company's size and operations.

Statement of Financial Performance for the Year Ended 30 June 2006

	NOTE	2006 $	2005 $
Revenue	3(a)	983,559	70,747
Gain on sale of property, plant and equipment	3(c)	1,890,467	-
Raw materials and consumables used		(402,034)	(18,973)
Changes in inventories of produce and raw materials		57,337	-
Marketing expenses		(152,428)	(48,556)
Communication expenses		(37,978)	(13,939)
Consultancy expenses		(119,761)	(150,036)
Employee benefits expense		(958,825)	(348,964)
Insurance expenses		(82,220)	(31,256)
Occupancy Costs		(111,109)	(30,721)
Professional Costs		(166,391)	(107,756)
Travel Costs		(186,112)	(11,463)
Research Costs written off		-	(122,474)
Depreciation and amortisation expense	3	(190,181)	(113,525)
Finance costs	3	(9,349)	(70,055)
Impairment loss on loans receivable	7	(671,078)	-
Other expenses from ordinary activities		(136,878)	(104,010)
Share of net losses of associates using the equity method	10(b)	(292,777)	-
Profit/(loss) before Income Tax Expense/ Benefit		(585,758)	(1,100,981)
Income tax benefit	4	236,929	161,658
Net profit/(loss) attributed to members of the company		(348,829)	(939,323)
		Cents Per Share	**Cents Per Share**
Basic earnings/(loss) per share	5	(0.32)	(1.08)

	NOTE	2006 $	2005 $
CURRENT ASSETS			
Cash and cash equivalents	6	2,605,345	6,602
Trade and other receivables	7	22,353	43,207
Inventories	8	83,572	26,235
Other current assets	9	-	323,219
TOTAL CURRENT ASSETS		2,711,270	399,263
NON CURRENT ASSETS			
Receivables	7	768,009	2,420
Investments accounted for using the equity method	10	525,341	-
Property, plant and equipment	11	597,383	1,143,590
Intangible assets	12	1,177,611	749,521
TOTAL NON CURRENT ASSETS		3,068,344	1,895,531
TOTAL ASSETS		5,779,614	2,294,794
CURRENT LIABILITIES			
Trade and other payables	13	156,701	303,522
Borrowings	15	3,517	309,266
Provisions	14	25,705	4,835
TOTAL CURRENT LIABILITIES		185,923	617,623
NON CURRENT LIABILITIES			
Borrowings	15	19,839	270,448
TOTAL NON CURRENT LIABILITIES		19,839	270,448
TOTAL LIABILITIES		205,762	888,071
NET ASSETS		**5,573,852**	**1,406,723**
EQUITY			
Contributed equity	16	9,543,839	4,998,494
Accumulated losses	17	(4,254,350)	(3,905,521)
Reserves	17	284,363	313,750
TOTAL EQUITY		**5,573,852**	**1,406,723**

	Share Capital	Retained Profits/ (Accumulated losses)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
Balance at 1.7.2004	3,307,200	(2,966,198)	-	-	341,002
Shares Issued during the year	1,898,349	-	-	-	1,898,349
Share Issue Costs	(207,055)	-	-	-	(207,055)
Options Granted	-	-	313,750	-	313,750
Profit/(Loss) attributable to members	-	(939,323)	-	-	(939,323)
Balance at 30.06.2005	4,998,494	(3,905,521)	313,750	-	1,406,723
Balance at 1.7.2005	4,998,494	(3,905,521)	313,750	-	1,406,723
Shares Issued during the year	5,201,400	-	-	-	5,201,400
Exchange difference on translation of foreign operations	-	-	-	(29,387)	(29,387)
Share Issue Costs	(656,055)	-	-	-	(656,055)
Profit/(Loss) attributable to members	-	(348,829)	-	-	(348,829)
Balance at 30.06.2006	9,543,839	(4,254,350)	313,750	(29,387)	5,573,852

	NOTE	2006 $	2005 $
CASH FLOW FROM OPERATING ACTIVITIES			
Receipts from customers		50,548	26,416
Grant received		-	36,944
Interest received		192,425	5,743
Borrowing costs		(9,349)	(38,805)
Payments to suppliers and employees		(2,440,103)	(540,038)
Income tax refund		236,929	161,658
Net Cash Provided by (Used in) Operating Activities	6(b)	(1,969,550)	(348,082)
CASH FLOW FROM INVESTING ACTIVITIES			
Payments for Research & Development		(462,107)	(489,898)
Purchase of Property, Plant and Equipment		(307,925)	(35,618)
Proceeds from Sale of Property, Plant and Equipment		2,611,800	-
Loan to other Entities		(500,000)	-
Loans to Associated Entities		(471,972)	-
Investments in Associated Entities		(588,744)	-
Net Cash Provided by (Used in) Investing Activities		281,052	(525,516)
CASH FLOW FROM FINANCING ACTIVITIES			
Payments for Prospectus and Shares Issue Costs		(333,418)	(262,637)
Proceeds from Share Issues		5,201,400	1,009,100
Share Issue Costs		-	(5,806)
Repayment of Bank Loan		(305,770)	(35,377)
Repayment of Director's Loan		(63,500)	-
Repayment – Aquaculture Technology Agreement		-	(145,833)
Repayment – Lease Liabilities		(1,027)	-
Net Cash Provided by (Used in) Financing Activities		4,497,685	559,447
Net increase/(decrease) in cash held		2,809,187	(314,151)
Cash and cash equivalents at beginning of the financial year		(203,842)	110,309
Cash and cash equivalents at the end of the financial year	6(a)	**2,605,345**	**(203,842)**

Note 1: Corporate Information

The financial report of Cell Aquaculture Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 28 September, 2006.

Cell Aquaculture Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Company are development, commercialisation and marketing of technology relating to aquaculture farming.

Note 2: Summary of Significant Accounting Policies

(a) Basis of Preparation

This financial report is a general purpose financial report that has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has also been prepared on an accrual basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

(b) Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006. There are no anticipated changes to Cell Aquaculture Ltd's accounting policies in future periods as a result of these changes. Below is a summary of recently amended or issued Accounting Standards relevant to Cell Aquaculture Ltd:

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
2005-1	AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-4	AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 1: *First-time adoption of AIFRS*, AASB 1023: *General Insurance Contracts*, AASB 1028: *Life Insurance Contracts*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-5	AASB 1: *First-time adoption of AIFRS*, AASB 139: *Financial Instruments: Recognition and Measurement*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

AASB	Affected Standard(s)	Nature of change to	Application date	Application date

Amendment		accounting policy	of standard*	for Group
2005-6	AASB 3: *Business Combinations*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
2005-10	AASB 132: *Financial Instruments: Disclosure and Presentation*, AASB 101: *Presentation of Financial Statements*, AASB 114: *Segment Reporting*, AASB 117: *Leases*, AASB 133: *Earnings Per Share*, AASB 139: *Financial Instruments: Recognition and Measurement*, AASB 1: *First-time adoption of AIFRS*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007
2006-1	AASB 121: *The Effects of Changes in Foreign Exchange Rates*	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006
New standard	AASB 7: *Financial Instruments: Disclosures*	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. The Company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply AASB 132 and AASB 139 to the comparative period. The Group has also made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Share-based payment transactions
AASB 2 'Share-Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 25.

(c) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(ii) Interest income
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(d) Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Where a grant is received in relation to the tax benefit of research and development costs, the grant shall be credited to income tax expense in the Income Statement in the year of receipt.

(e) Borrowing costs

Borrowing costs are recognised as an expense when incurred.

(f) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Company as a lessee
Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(ii) Company as a lessor
Leases in which the Group retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as rental income.

(g) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(h) Trade and other receivables

Accounting policies applicable for the year ending 30 June 2006
Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005
Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

(i) Inventories

Inventories are valued at the lower of cost and net realisable value.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j) Investments and other financial assets

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments
These investments have fixed maturities, and it is the company's intention to hold these investments to maturity. Any held-to-maturity investments held by the company are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets
Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments
Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value
Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets
At each reporting date, the company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

(k) Investment in associates

The Company's investments in associates are accounted for using the equity method of accounting in the financial statements. The associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Company determines whether it is necessary to recognise any additional impairment loss with respect to the Company's net investment in the associate. The income statement reflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognises its share of any changes and discloses this in the consolidated statement of recognised income and expense.

Although the balance dates of the associates is 31 December results have been calculated to 30 June. The associate's accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

Unrealised gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(l) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

• when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

• when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

• when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

• when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(m) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

• when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

• receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(n) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less where applicable any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of expected net cash flows which will be received from the assets employment and subsequent disposal.

The gain or loss on disposal of all fixed assets, including revalued assets, is determined as the difference between the carrying amount of the asset at the time of disposal and the proceed of disposal, and is included in the Income Statement. Any realised revaluation increment relating to the disposed asset which is included in the revaluation reserve is transferred to retained earnings.

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, are depreciated over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to a depreciation charge.

The depreciation amount of fixed assets included buildings and capitalised lease asset, but excluding freehold, is depreciated on a straight line bases over their useful lives to the company commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Buildings on Freehold Land	5 %
Buildings – Leasehold	25%
Plant and equipment	5 – 40%

(o) Intangibles

Patents, Technology and Licences are valued in the accounts at cost of acquisition. They have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents, Technology and Licences are amortised over their useful life.

(p) Research & Development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Development costs are capitalised only when technically feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs are recorded as intangible assets and amortised from the point in which the asset is ready for use on a straight line basis over its useful life.

Where a grant is received or receivable in relation to development costs which have been capitalised, the grant shall be deducted from the carrying amount.

Where a grant is received or receivable in relation to research costs which have been charged to the Income Statement during this or a prior financial year, the grant shall be credited to the Income Statement.

Where a grant is received in relation to the tax benefit of research and development costs, the grant is credited to income tax expense/benefit in the Income Statement upon receipt.

(q) Impairment of assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(r) Trade and other payables

The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005
Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

(s) Interest-bearing loans and borrowings

The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Accounting policies applicable for the year ending 30 June 2005

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued. Bills of exchange and promissory notes were carried at the principal amount plus deferred interest. Debentures were carried at the present value of the liability being the principal amount less debenture discount. Interest was recognised on an effective yield basis.

(t) Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(u) Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(v) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Earnings per share

Basic earnings per share is calculated as net profit attributable to members, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members, adjusted for:
• costs of servicing equity (other than dividends) and preference share dividends;
• the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
• other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(x) Foreign currency translation

(i) Functional and presentation currency
The financial statements are presented in Australian dollars, which is Cell Aquaculture Ltd's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

(ii) Associated companies
The results and financial position of all the associated entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as separate component of equity.

When equity accounting, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(y) Share-based payments

The Company provides benefits to employees (including directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an internal valuation using a Black-Scholes option pricing model.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of options that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of marked performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted the cancelled and new award are treated as if they were a modification of the original award.

(z) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Note 3: Revenue and Expenses	2006 $	2005 $
(a) Revenue		
- Sale of produce and goods	791,134	28,060
- Interest received	192,425	5,743
- Other – Export Market Development Grant	-	36,944
Total revenue	983,559	70,747
(b) Expenses		
Cost of Sales	344,967	18,973
Depreciation of non-current assets		
Land improvements	1,578	4,115
Buildings	84,894	24,676
Plant and equipment	70,709	51,734
Total depreciation	157,181	80,525
Amortisation of non-current assets		
Intellectual property / licence	33,000	33,000
Finance costs		
Interest paid	9,349	70,055
Amount capitalised	-	-
	9,349	70,055
Rental expense on operating lease – minimum lease payments	90,600	-
(c) Net gain on disposal of property, plant and equipment		
Consideration on disposal of land and buildings	2,600,000	-
Carrying value of assets sold	700,307	-
Net gain on disposal of land and buildings	1,899,693	-
Net loss on disposal of plant and equipment	(9,226)	-
	1,890,467	-

Note 4: Income Tax

(a) Income tax benefit

	2006 $	2005 $
Current tax benefit	-	-
Previous year tax benefit not previously brought to account (Refer Note 4(e))	236,929	161,658
	236,929	161,658

(b) The prima facie income tax expense on the pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:

	2006 $	2005 $
Loss from Ordinary Activities Before Income Tax	(585,758)	(1,100,981)
Income tax benefit at 30%	(175,727)	(330,029)
Permanent Differences:		
Amortisation of intangibles and research & development	9,900	9,900
Non-deductible expenses – Other	2,226	22,834
Non-deductible expenses – Legal	16,848	14,102
	(146,753)	(283,193)
Movements in unrecognised temporary differences	363,395	-
Tax effect of recoupment of prior year tax losses for which deferred tax asset has not been recognised	(216,642)	-
Tax effect of current year tax losses for which no deferred tax asset has been recognised	-	283,193
R & D Cash Rebate Claimed (see note)	(236,929)	(161,658)
Income tax benefit	(236,929)	(161,658)

(c) The franking account balance at year end was $nil (2005: $nil).

(d) Unrecognised temporary differences

	2006 $	2005 $
Deferred Tax Assets (at 30%)		
On income tax account		
Carry forward tax losses	282,452	499,094
Carry forward losses – associated companies	139,156	-
Capital losses	150,000	-
Other	27,112	18,176
Estimated tax refund in respect of research and development costs incurred (Refer Note 4(e))	250,000	236,929
	848,720	754,199
Deferred Tax Liabilities (at 30%)		
Capitalised intangible assets and development costs which have been claimed for tax purposes	254,283	125,551
Net deferred tax assets	594,437	628,648

Net deferred tax assets have not been brought to account as it is not probable within the immediate future that tax profits will be available against which deductible temporary differences and tax losses can be utilised.

(e) During the year ended 30 June 2006 the Company applied for and received a rebate from the Australian Taxation Office of $236,929 (2005 - $161,658) representing the tax value of research and development costs for the year ended 30 June 2005. This amount is shown as an income tax benefit in the Income Statement for the year ended 30 June 2006. The Company intends claiming the same rebate in respect of expenditure for the year ended 30 June 2006. The rebate applied for is estimated at $250,000. If this is successful, the refund will be shown as an income tax benefit for the year ended 30 June 2007.

Note 5: Earnings per Share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.

The company's potential ordinary shares, being its options granted, are not considered dilutive as the conversion of these options would result in a decrease in net loss per share.

The following reflects the income and share data used in the basic earnings per share computations:

	2006	2005
	$	$
Loss attributable to ordinary equity holders	348,829	939,323
	Number	**Number**
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	110,593,872	87,065,370
	Cents/share	**Cents/share**
Basic loss per share	0.32	1.08

Note 6: Cash and Cash Equivalents

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet, as follows:

	2006	2005
	$	$
Current Assets		
Cash at bank and in hand	2,605,345	6,602
		6,602
Current Liabilities		
Bank overdraft	-	210,444
	-	210,444
Net Cash	2,605,345	(203,842)

Bank Overdraft

The company had an overdraft facility at 30 June 2005 with National Australia Bank. The limit on the overdraft facility was $250,000. No overdraft facility existed at 30 June 2006.

Loan Facility

The loan secured on the land and buildings located on 66 Bennett Avenue, Hamilton Hill was paid out in November 2005 when the sale of the land and buildings were settled.

(b) Reconciliation of Operating Loss After Income Tax to Net Cash Flows From Operating Activities

	Note	2006	2005
		$	$
Operating loss after income tax		(348,829)	(939,323)
Profit on sale of non-current assets		(1,899,693)	-
Depreciation of non-current assets		157,181	80,525
Loss on sale of non-current assets		9,226	-
Amortisation of License		33,000	33,000
Amortisation of borrowing costs		583	500
Finance cost on convertible notes		-	31,250
Impairment loss on loans receivable		671,078	-
Share of net losses of associates		292,777	-
Share based payments		-	165,500
Research cost written off		-	122,474
Formation costs written off		1,017	-
Loan written off		2,420	
Increase/(decrease) in GST balances		4,175	11,948
Amounts due from sale of equipment to associates, converted to receivables and investments		725,877	-
Changes in net assets and liabilities:			
(Increase)/decrease in assets			
- Current receivables		(16,832)	(1,644)
- Other assets		-	-
- Stock on hand		(57,337)	-
Increase/(decrease) in liabilities			
- Current trade creditors and payables		(113,309)	147,688
- Provisions		20,870	-
Net cash provided by (used in) operating activities		(1,969,550)	(348,082)

(c) Non-Cash Financing and Investing Activities

	2006	2005
i) Other Payables at 30 June 2004 $55,000 received in 2004 for shares application was converted to issued shares during the financial year ended 30 June 2005	-	55,000
ii) Shares issued to an employee 354,700 shares valued at $53,000 were issued to P. Burns (Jnr) for services provided to the Company	-	53,000
iii) Convertible note converted to shares In the year ended 30 June 2005, convertible notes on issue were converted to ordinary shares, under the terms of the notes. 9,765,625 shares at 8 cents were issued, totalling $781,250.	-	781,250
iv) Unsecured Loan In the year ended 30 June 2005, a Director provided an unsecured loan to the company to pay prospectus and other costs. Interest of $3,500 was accrued to 30 June 2005.	-	63,500
v) Purchase of motor vehicle financed by Lease Contract	24,383	-
	2006	**2005**
	$	**$**

vi) Amount due from sale of equipment to associates converted to investment in associate	258,762	-
vii) Amount due from sale of equipment to associates converted to non current receivable	467,115	-
viii) Options issued to employees and consultants	-	313,750

Note 7: Trade and Other Receivables

	2006 $	2005 $
CURRENT		
Trade receivables (i)	22,353	5,521
Other receivables (ii)	-	37,686
Loan – other entity(iii)	500,000	-
Less – provision for impairment on loan	(500,000)	
	22,353	43,207
NON-CURRENT		
Loan – Associated Entity (iv)	939,087	-
Less provision for impairment on loan	(171,078)	-
Other receivables	-	2,420
	768,009	2,420

(i) Trade receivables are non-interest bearing and are generally on 30-90 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. The amount of the allowance/impairment loss has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

(ii) Other receivables are amounts due to be received from the Australian Taxation Office for GST Input Tax Credit refund.

(iii) The loan to other entity was repayable to Cell Aquaculture Ltd on 29 January 2006. The loan is yet unpaid and the Company is actively pursuing repayment of the loan. Interest of 10% pa is payable on the loan.

(iv) The loan to Associated Entity is unsecured and has no set term of repayment. A provision for doubtful debts was provided for during the year due to the shortfall of net assets of the Associated Entity.

Note 8: Inventories

Produce on hand – at cost	7,685	26,235
Raw materials and stores – at cost	75,887	-
	83,572	26,235

Note 9: Other Current Assets

CURRENT		
Prepaid borrowing costs	-	582
Prepaid prospectus and share issue costs (i)	-	322,637
	-	323,219

(i) Share issue and prospectus costs of $322,637 incurred to 30 June 2005 have been offset against proceeds from share issue. The balance was charged to contributed equity at 25 July 2005.

Note 10: Investments Accounted for using the Equity Method

	2006	2005
	$	$
Interests in associated entities	525.341	-

(a) Interests are held in the following associated entities

Name	Principal Activities	Country of Incorporation	Shares	Ownership Interest		Carrying amount of Investment	
				2006	2005	2006	2005
						$	$
Delta Aquaculture Services, LLC	Aquaculture	Nevada, USA	Ordinary	50%	-	525,341	-
Cell Aquaculture Netherlands Holding BV	Aquaculture	The Netherlands	Ordinary	50%	-	-	-
Barramundi Farming Company BV	Aquaculture	The Netherlands	Ordinary	50% *	-		
Ecocell Aquasystems Europe B.V.	Aquaculture	The Netherlands	Ordinary	50% *	-		
						525,341	-

* Note that Barramundi Farming Company BV and Ecocell Aquasystems Europe BV are wholly owned subsidiaries of Cell Aquaculture Netherlands Holding B.V.

(b) Movements during the year

	Delta Aquaculture Services	Cell Aquaculture Netherlands	Total
	$	$	$
Carrying amount at 1 July 2005	-	-	-
Investments during the year	766,138	81,367	847,505
Share of loss after income tax	(216,293)	(76,484)	(292,777)
Share of Foreign Currency Reserve	(24,504)	(4,883)	(29,387)
Carrying amount at 30 June 2006	525,341	-	525,341
(c) Summarised Presentation of Aggregate Assets, Liabilities, and Performance of Associates			
Current Assets	486,200	330,908	
Non-current Assets	908,547	864,843	
Total Assets	1,394,747	1,195,751	
Current Liabilities	(141,449)	(10,817)	
Non-current Liabilities	(201,613)	(1,356,013)	
Total liabilities	(343,062)	(1,366,830)	
Net Assets	1,051,685	(171,079)	
Revenues	10,474	-	
Loss after income tax of associates	(432,584)	(324,047)	

(d) Share of Associates' expenditure commitments, other than for the supply of inventories		
Capital commitments	-	-
Lease commitments	-	-
(e) Contingent liabilities of Associates	-	-

Note 11: Property, Plant and Equipment

	Freehold land $	Land Improvement $	Buildings $	Plant and equipment $	Total $
Year ended 30 June 2006					
Opening net book value	579,610	67,916	374,089	121,976	1,143,591
Additions	-	-	1,899	330,409	332,308
Disposals	(579,610)	(66,338)	(54,011)	(21,376)	(721,335)
Depreciation charge for the year	-	(1,578)	(84,894)	(70,709)	(157,181)
Closing net book value	-	-	237,083	360,300	597,383
At 1 July 2005					
Cost or fair value	579,610	82,300	434,992	320,570	1,417,472
Accumulated depreciation and impairment	-	(14,384)	(60,903)	(198,595)	(273,882)
Net book value	579,610	67,916	374,089	121,975	1,143,590
At 30 June 2006					
Cost or fair value	-	-	371,699	539,541	911,240
Accumulated depreciation and impairment	-	-	134,616	179,241	313,857
Net book value	-	-	237,083	360,300	597,383
Year ended 30 June 2005					
Opening net book value	579,610	72,031	396,705	140,150	1,188,496
Additions	-	-	2,060	33,559	35,619
Depreciation charge for the year	-	(4,115)	(24,676)	(51,734)	(80,525)
Closing net book value	579,610	67,916	374,089	121,975	1,143,590
At 1 July 2004					
Cost or fair value	579,610	82,300	432,932	287,011	1,381,853
Accumulated depreciation and impairment	-	(10,269)	(36,227)	(146,861)	(193,357)
Net book value	579,610	72,031	396,705	140,150	1,188,496
At 30 June 2005					
Cost or fair value	579,610	82,300	434,992	320,570	1,417,472
Accumulated depreciation and impairment	-	(14,384)	(60,903)	(198,595)	(273,882)
Net book value	579,610	67,916	374,089	121,975	1,143,590

Note 12: Intangible Assets

	Intellectual property / licenses	Development Costs *	Formation Expenses	Total
	$	$	$	$
At 1 July 2005				
Cost (gross net book value)	330,000	569,754	1,017	900,771
Accumulated amortisation and impairment	(151,250)	-	-	(151,250)
Net book value	178,750	569,754	1,017	749,521
Year ended 30 June 2006				
Opening net book value	178,750	569,754	1,017	749,521
Additions – internal development	-	462,107	-	462,107
Formation expenses written off	-	-	(1,017)	(1,017)
Amortisation **	(33,000)	-	-	(33,000)
Closing book value	145,750	1,031,861	-	1,177,611
At 30 June 2006				
Cost (gross net book value)	330,000	1,031,861	-	1,361,861
Accumulated amortisation and impairment	(184,250)	-	-	(184,250)
Net book value	145,750	1,031,861	-	1,177,611
At 1 July 2004				
Cost (gross net book value)	330,000	202,330	1,017	533,347
Accumulated amortisation and impairment	(118,250)	-	-	(118,250)
Net book value	211,750	202,330	1,017	415,097
Year ended 30 June 2005				
Opening net book value	211,750	202,330	1,017	415,097
Additions – internal development	-	367,424	-	367,424
Amortisation **	(33,000)	-	-	(33,000)
Closing book value	178,750	569,754	1,017	749,521
At 30 June 2005				
Cost (gross net book value)	330,000	569,754	1,017	900,771
Accumulated amortisation and impairment	(151,250)	-	-	(151,250)
Net book value	178,750	569,754	1,017	749,521

* Capitalised development costs is an internally generated intangible asset.

** Amortisation of $33,000 (2005 - $33,000) is included in depreciation and amortisation expense in the income statement.

(a) Impairment tests for intangible assets

The intangible costs carried forward relate to the acquisition and development of the Company's "Hatch to Dispatch" aquaculture systems. The recoverable amount of development costs and intellectual property/licences is determined based on value-in-use calculations. These calculations use cashflow projections based on financial budgets approved by management covering a three-year period. The discount rate applied to the cashflow projection is 10.0%. Income forecasts are estimated based on anticipated sales levels.

Note 13: Trade and Other Payables (Current)

	2006 $	2005 $
Trade payables (i)	156,701	303,522

(i) Trade payables are non-interest bearing and are normally settled on 60-90 day terms.

Note 14: Provisions

	2006 $	2005 $
Employee Entitlements	25,705	4,835

The Company had 12 employees at 30 June 2006 (2005: 6).

Note 15: Borrowings

	NOTE	2006 $	2005 $
CURRENT			
Bank Overdraft	15(a)	-	210,444
Bank Loan	15(a)	-	35,322
Loan – Unsecured	15(b)	-	63,500
Lease liability		3,517	-
		3,517	309,266
NON-CURRENT			
Bank Loan	15(a)	-	270,448
Lease liability		19,839	-
		19,839	270,448

(a) The Bank Loan and Bank overdraft are secured over land and buildings, and now has been repaid in full.

(b) Unsecured Loan
The unsecured loan was a loan of $60,000 at 6% p.a. from a Director to pay prospectus and other costs. It was repaid in full on 5 September 2005. At 30 June 2005 $3,500 is accruing as interest.

Note 16: Contributed Equity

	2006 $	2005 $
Ordinary shares	9,543,839	4,998,494
	9,543,839	4,998,494

(a) Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(b) Movements during the period.

	No.	$
Balance as at 1 July 2004	75,468,619	3,307,200
Convertible notes converted to shares	9,765,625	781,250
Unsecured loans converted to shares	366,667	55,000
Shares issued at 15 cents each	6,727,332	1,009,100
Shares issued to employees	354,700	53,000
Transaction costs on share issue	-	(5,806)
Costs of capital raising – issue of options	-	(201,250)
Other adjustment	26,663	-
Closing balance at 30 June 2005	92,709,606	4,998,494
Balance as at 1 July 2005	92,709,606	4,998,494
Shares issued on 25 July 2005 pursuant to prospectus	26,007,000	5,201,400
Transaction costs on share issue	-	(656,055)
At 30 June 2006	118,716,606	9,543,839

(c) Share Options

(i) 3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued to consultants on 1 March 2005. Further details are contained in Note 26.

(ii) In July 2005 the Company issued 3,000,000 options exercisable at 35 cents within 3 years of the date of issue to the non-executive directors of the Company. Further details are contained in Note 26.

No options have been exercised to the date of this report.

Note 17: Reserves and Accumulated Losses

	2006 $	2005 $
(a) Reserves		
Foreign Currency Translation Reserve (Note 17(a) (ii))	(29,387)	-
Share Based Payment Reserve (Note 17(a) (i))	313,750	313,750
	284,363	313,750
(i) Movements – Share Based Payment Reserve		
Opening balance	313,750	-
Issue of 3,500,000 Options on 1 March 2005 to Consultants	-	201,250
Issue of 3,000,000 Options to Directors	-	112,500
Closing Balance	313,750	313,750

(ii) Movements – Foreign Currency Translation Reserve

Opening balance	-	-
Currency translation differences arising during the year	(29,387)	-
	(29,387)	-

(iii) Nature and purpose of reserves

Foreign Currency Translation Reserve

Exchange differences arising on translation of the investments in associated companies are taken to the foreign currency translation reserve. The reserve is recognised in the Income Statement when the net investment is disposed of.

Share Based Payment Reserve

The Share Based Payment Reserve is used to recognise the fair value of options issued but not exercised.

(b) Accumulated Losses

Balance as at 1 July	3,905,521	2,966,198
Net loss for the year	348,829	939,323
Balance as at 30 June	4,254,350	3,905,521

Note 18: Financial Instruments, Risk Management Objectives and Policies

(a) Fair Values

Set out below is a comparison by category of carrying amounts and fair values of all the Company's financial instruments recognised in the financial statements.

The fair values and borrowings have been calculated by discounting the expected future cash flows at prevailing interest rates.

	Carrying amount		Fair value	
	2006	2005	2006	2005
	$	$	$	$
Financial assets				
Cash	2,605,345	6,602	2,605,345	6,602
Trade receivables	22,353	43,207	22,353	43,207
Investments	525,341	-	525,341	-
Loans and trade receivable - Associates	768,009	-	768,009	-
Financial liabilities				
On balance sheet				
Bank overdraft	-	210,444	-	210,444
Trade payables	156,701	303,522	156,701	303,522
Interest-bearing loans and borrowings:				
Other loan	-	63,500	-	63,500
Floating rate borrowings	-	305,770	-	305,770
Lease liability	23,356	-	23,356	-
Off balance sheet				
Contingencies	-	-	-	-

(b) Interest rate risk

The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

Year ended 30 June 2006	<1 year	1 - 5 Years	Over 5 Years	Non-Interest bearing	Total	Weighted average effective interest rate %
Financial Assets:						
Cash	2,605,345	-	-	-	2,605,345	4.5
Receivables	-	-	-	790,362	790,362	0
Investments	-	-	-	525,341	525,341	0
	2,065,345	-	-	1,315,703	3,921,048	
Financial Liabilities:						
Trade payables	-	-	-	156,701	156,701	0
Lease liability	8,128	15,228	-	-	23,356	11.6
	8,128	15,228	-	156,701	180,057	

Year ended 30 June 2005	<1 year	1 - 5 Years	Over 5 Years	Non-Interest bearing	Total	Weighted average effective interest rate %
Financial Assets						
Cash	6,602	-	-	-	6,602	4.0
Receivables	-	-	-	43,207	43,207	0
Investments	-	-	-	-	-	0
	6,602	-	-	43,207	49,809	
Financial Liabilities						
Bank overdraft	210,444	-	-	-	210,444	9.4
Trade payables	-	-	-	303,522	303,522	0
Other loan	63,500	-	-	-	63,500	6.0
Bank loan	-	-	305,770	-	305,770	8.5
	273,944	-	305,770	303,522	883,236	

(c) Credit risk exposures

The Company has no significant concentrations of credit risk. The maximum exposure to credit risk at balance date is the carrying amount (net of provision of doubtful debts) of those assets as disclosed in the balance sheet and notes to the financial statements. As the Company does not presently have any debtors, lending, significant stock levels or any other credit risk, a formal credit risk management policy is not maintained.

(d) Foreign currency risk

The company is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the Company's measurement currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar and the Euro. The Company has not formalized a foreign currency risk management policy, however it monitors its foreign currency expenditure in light of exchange rate movements.

Note 19: Commitments and Contingencies

(a) Finance Lease Commitments

	2006 $	2005 $
Future minimum payments under Finance Lease contracts are as follows:		
Payable		
- Not later than 12 months	8,128	-
- Between 12 months and 5 years	25,620	-
Minimum payments	33,748	-
Less future finance charges	10,392	-
	23,356	-

(b) Operating Lease Commitments

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2006 $	2005 $
Within one year	110,000	-
After one year but not more than five years	174,166	-
	284,166	-

The Company has entered into a lease agreement for its business premises at 66 Bennett Avenue, Hamilton Hill. The lease has a term of 3 years with a 3 year renewal option included in the contract.

Note 20: Related Party Disclosures

(a) Transactions with associated entities

The following table provides the total amount of transactions that were entered into with associated entities for the year ended 30 June 2006. All transactions are on commercial terms and no more favourable than those available to other parties unless otherwise stated. There were no transactions with associates in the year ended 30 June 2005.

Associate	Sales of Equipment $	Loans to Associate $	Trade receivables - Associate $
Delta Aquaculture Services, LLC	258,763	-	17,476
Barramundi Farming Company BV	449,641	939,087	-

	2006 $	2005 $
(b) Directors Loans		
Aggregate amounts payable to directors and their director-related entities at balance date:		
Current liabilities		
Trade payables – Consultancy fees owing	-	96,303

	2006	2005
Unsecured loan (Note 20(c) (iii))	-	63,500

(c) Other Transactions with key management personnel and their related entities:

Transactions between key management personnel and their related entities are on commercial terms no more favourable than those available to other parties unless otherwise stated.

	2006 $	2005 $
(i) During the year ended 30 June 2005 a final amount of $145,833 was paid pursuant to the contract to acquire the Insulok closed Cell Fish Farming Technology, Intellectual Property and Equipment, from Insulok Pty Ltd, a Company related to PJ Leach, and PJ & W J Leach.	-	145,833
(ii) Interest was paid to Insulok Pty Ltd on settlement of amounts owed pursuant to the above contract.	-	6,609
(iii) Interest paid to Mr D Thomas on unsecured loans made by him to the company	-	3,500

Note 21: Events After the Balance Date

No matters or circumstances have arisen since the end of the period which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Note 22: Auditor's Remuneration

The auditor of Cell Aquaculture Limited is Howarth.

	2006 $	2005 $
Audit Services		
Amounts received or due and receivable by Howarth for:		
- auditing and reviewing the financial report	32,800	14,439
	32,800	14,439
Other Assurance Services		
- IFRS accounting services	4,117	-
- other services provided by related practice of auditor	-	10,782
Total remuneration for assurance services	36,917	25,221

Note 23: Director and Executive Disclosures

(a) Details of Key Management Personnel

(i) Directors

Geoffrey Neil Leding Wilton	Managing Director (Executive) – appointed 6 June 2006
Perryman James Leach	Director (Non Executive) *
Peter Joseph Burns	Director (Non Executive)
David Richard Thomas	Director (Non Executive)
Edwin Leith Boyd	Chairman (Non Executive) - resigned 18 October 2005
Quenton Harold Leach	Alternate Director for Perryman Leach – appointed 2 September 2005
Peter Gerard Burns	Alternate director for Peter J Burns – appointed 29 September 2005
Robert Ian Stanhope Sewell	Chairman (Non Executive) – appointed 12 December 2005
Rocky de Nys	Director (Non Executive) - appointed 23 January 2006

* Note that Perryman Janes Leach acted as Executive Managing Director for the period 1 July 2005 to 5 June 2006

(ii) Executives

Quenton Harold Leach	Operations Manager
Peter Gerard Burns	Sales Manager

(b) Compensation of Key Management Personnel

	2006 $	2005 $
Short-term employee benefits	611,936	376,328
Share based payments	-	165,500
Post employment benefits	42,958	10,182
	654,894	552,010

The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-C of the remuneration report.

(c) Options Holdings of Key Management Personnel

30 June 2006 Director	Balance 1.7.05	Granted as Remuneration	Options Excercised	Options Expired	Balance 30.6.06	Total Vested 30.6.06	Total Exercisable 30.6.06	Total Unexercisable 30.6.06
P J Leach	-	-	-	-	-	-	-	-
P J Burns	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000	-
D R Thomas	-	1,000,000	-	-	1,000,000	1,000,000	1,000,000	-
E L Boyd	-	1,000,000	-	-	1,000,000 *	1,000,000	1,000,000	-
R Sewell	-	-	-	-	-	-	-	-
R de Nys	-	-	-	-	-	-	-	-
G Wilton	-	-	-	-	-	-	-	-
Other Key Management Personnel								
P G Burns	-	-	-	-	-	-	-	-
Q H Leach	-	-	-	-	-	-	-	-

* Represents balance held at date of resignation

30 June 2005 Director	Balance 1.7.04	Granted as Remuneration	Options Excercised	Options Expired	Balance 30.6.05	Total Vested 30.6.05	Total Exercisable 30.6.05	Total Unexercisable 30.6.05
P J Leach	3,935,000	-	-	(3,935,000)	-	-	-	-
P J Burns	2,814,500	-	-	(2,814,500)	-	-	-	-
D R Thomas	449,000	-	-	(449,000)	-	-	-	-
J C Rowe	-	-	-	-	-	-	-	-
E L Boyd	-	-	-	-	-	-	-	-
Other Key Management Personnel								
P G Burns	-	-	-	-	-	-	-	-
Q H Leach	-	-	-	-	-	-	-	-

(d) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the Remuneration Report in the Directors Report.

(e) Shareholdings of Key Management Personnel

30 June 2006	Balance 1 July 2005	Received as Remuneration	Net Purchased/ (Sold)	Balance 30 June 2006
Director				
P J Leach	17,070,001	-	-	17,070,001
P J Burns	9,176,668	-	-	9,176,668
D R Thomas	1,330,000	-	150,000	1,480,000
E L Boyd	-	-	-	- *
R Sewell	-	-	10,000	10,000
R de Nys	-	-	-	-
G Wilton	-	-	-	-

* Represents balance held at date of resignation

Other Key Management Personnel				
P G Burns	2,198,450	-	-	2,198,450
Q H Leach	500,000	-	-	500,000

30 June 2005	Balance 1 July 2004	Received as Remuneration	Net Purchased/ (Sold)	Balance 30 June 2005
Director				
P J Leach	17,070,001	-	-	17,070,001
P J Burns	9,676,668	-	(500,000)	9,176,668
D R Thomas	1,330,000	-	-	1,330,000
J C Rowe	-	-	-	-
E L Boyd	-	-	-	-
Other Key Management Personnel				
P G Burns	1,843,750	354,700	-	2,198,450
Q H Leach	500,000	-	-	500,000

(f) Other transactions with key management personnel

Other transactions with key management personnel are included in Note 20(c).

Note 24: Segment Reporting

(a) Geographical Segments

(i) Year ended 30 June 2006

	Australia	USA	Netherlands	Eliminations	Total
Revenue					
- External sales	82,730	-	-	-	82,730
- Other segments	708,404	-	-	-	708,404
Total sales revenue	791,134	-	-	-	791,134
Unallocated revenue					1,890,467
Result					
Segment result	(2,974,582	(216,293)	(76,484)	-	(3,267,359)
Loss before income tax					(585,758)
Income tax expense/benefit					236,929
Loss after income tax					(348,829)
Assets					
Segment assets (including carrying value of investments and loans to associates)	5,779,614			-	5,779,614
Total assets					5,779,614
Liabilities					
Segment liabilities	205,762	-	-	-	205,762
Total liabilities					205,762

(ii) Year ended 30 June 2005

During the year ended 30 June 2005 the Company operated in one geographical segment, being Australia.

(b) Business Segments

The company operates predominantly in one business segment, being the Aquacultural industry.

Note 25: Transition to AIFRS

For all periods up to and including the year ended 30 June 2005, the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Company is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Company has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in Note 2. In preparing these financial statements, the Company has started from an opening balance sheet as at 1 July 2004, the Company's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS.*

This note explains the principal adjustments made by the Company in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively. The Company has taken the following exemptions:

- Comparative information for financial instruments is prepared in accordance with AGAAP and the Company has adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.
- Cumulative currency translation differences for all foreign operations are deemed to be zero as at 1 July 2004.
- AASB 2 *Share-based Payment* has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement
There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

Note 25: Transition to AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004

	Previous GAAP At 1.7.2004	Adjustments on introduction of Australian equivalents to IFRS	Australian Equivalents to IFRS At 1.7.2004
CURRENT ASSETS	$	$	$
Cash and cash equivalents	110,309	-	110,309
Receivables	53,512	-	53,512
Inventories	26,235	-	26,235
Other	1,082	-	1,082
TOTAL CURRENT ASSETS	191,138	-	191,138
NON CURRENT ASSETS			
Receivables	2,420	-	2,420
Property, plant and equipment	1,188,496	-	1,188,496
Intangible assets	212,767	-	212,767
Development costs	971,372	(769,042)	202,330
TOTAL NON CURRENT ASSETS	2,375,055	(769,042)	1,606,013
TOTAL ASSETS	2,566,193	(769,042)	1,797,151
CURRENT LIABILITIES			
Payables	310,002	-	310,002
Interest Bearing Liabilities	-	-	-
Other	55,000	-	55,000
TOTAL CURRENT LIABILITIES	365,002	-	365,002
NON CURRENT LIABILITIES			
Interest bearing liabilities	1,091,147	-	1,091,147
TOTAL NON CURRENT LIABILITIES	1,091,147	-	1,091,147
TOTAL LIABILITIES	1,456,149	-	1,456,149
NET ASSETS	**1,110,044**	**(769,042)**	**341,002**
EQUITY			
Contributed equity	3,307,200	-	3,307,200
Accumulated losses	(2,197,156)	(769,042)	(2,966,198)
TOTAL EQUITY	**1,110,044**	**(769,042)**	**341,002**

Note 25: Transition to AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005

	Previous GAAP At 30.6.2005 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian Equivalents To IFRS At 30.6.2005 $
CURRENT ASSETS			
Cash and cash equivalents	6,602	-	6,602
Receivables	43,207	-	43,207
Inventories	26,235	-	26,235
Other	323,219	-	323,219
TOTAL CURRENT ASSETS	399,263	-	399,263
NON CURRENT ASSETS			
Receivables	2,420	-	2,420
Property, plant and equipment	1,143,590	-	1,143,590
Intangible assets	179,767	-	179,767
Development costs	1,461,270	(891,516)	569,754
TOTAL NON CURRENT ASSETS	2,787,047	(891,516)	1,895,531
TOTAL ASSETS	3,186,310	(891,516)	2,294,794
CURRENT LIABILITIES			
Payables	308,357	-	308,357
Interest bearing liabilities	309,266	-	309,266
TOTAL CURRENT LIABILITIES	617,623	-	617,623
NON CURRENT LIABILITIES			
Interest bearing liabilities	270,448	-	270,448
TOTAL NON CURRENT LIABILITIES	270,448	-	270,448
TOTAL LIABILITIES	888,071	-	888,071
NET ASSETS	**2,298,239**	**(891,516)**	**1,406,723**
EQUITY			
Contributed equity	5,199,744	(201,250)	4,998,494
Accumulated losses	(2,901,505)	(1,004,016)	(3,905,521)
Reserve	-	313,750	313,750
TOTAL EQUITY	**2,298,239**	**(891,516)**	**1,406,723**

Note 25: Transition to AIFRS (continued)

Reconciliation of Profit or Loss for the full year to 30 June 2005

	NOTE	Previous GAAP	Effect of Transition to Australian Equivalent to IFRS	Australian Equivalents to IFRS
		$	$	$
Revenue from ordinary activities		70,747	-	70,747
Raw materials and consumables used		(18,973)	-	(18,973)
Marketing expenses		(48,556)	-	(48,556)
Communication expenses		(13,939)	-	(13,939)
Consultancy expenses		(150,036)	-	(150,036)
Consumables		(31,562)	-	(31,562)
Employee benefits expense		(236,464)	(112,500)	(348,964)
Insurance expenses		(31,256)	-	(31,256)
Occupancy Costs		(30,721)	-	(30,721)
Professional Costs		(107,756)	-	(107,756)
Travel Costs		(11,463)	-	(11,463)
Research Costs written off		-	(122,474)	(122,474)
Depreciation and amortisation expense		(113,525)	-	(113,525)
Borrowing costs expense		(70,055)	-	(70,055)
Other expenses from ordinary activities		(72,448)	-	(72,448)
Profit/(loss)from ordinary activities before Income Tax Expense/ Benefit		(866,007)	(234,974)	(1,100,981)
Income tax benefit relating to ordinary activities		161,658	-	161,658
Net profit/(loss) from ordinary activities after income tax expense attributed to members of the company		(704,349)	(234,974)	(939,323)

Note 25: Transition to AIFRS (continued)

Outlined below are the areas impacted upon adoption of AIFRS, including the financial impact on equity and net loss.

Item	AGAAP	AIFRS	Impact
Intangible assets	Research & Development expenditure was carried forward to the extent that the costs are expected beyond reasonable doubt to be recoverable.	Under AASB 138 *Intangible Assets*, research expenditure is to be expensed. Development phase can be capitalised when certain criteria are met, as set out in AASB 138.	*Equity at transition:* Decrease to intangible assets of $769,042, being research costs expensed. *Equity at 30 June 2005:* Decrease to intangible assets of $891,516, being research costs expensed. *Loss for 30 June 2005:* Increase in loss by $122,474.
Share-based payments	Share-based payments were not required to be expensed.	AASB 2 *Share-based Payments* requires entities to recognise an expense in relation to shares, options, and other equity instruments provided to employees (including directors). These share-based payment transactions must be fair valued at grant date and recognised as an expense in profit or loss evenly over the vesting period. An adjustment was required to recognise options issued to consultants and Directors for the year ended 30 June 2005.	*Equity at transition:* No effect. *Equity at 30 June 2005:* Decrease to retained earnings of $112,500, decrease to contributed equity of $201,250 and increase to option issue reserve of $313,750. Net effect is zero. *Loss for 30 June 2005:* Increase in loss of $112,500.

Note 26: Share-Based Payments

(a) Directors Options

The Company provides benefits to employees (including directors) of the Company in the form of share-based payment transactions, whereby options to acquire ordinary shares are issued as an incentive to improve Director and shareholder goal congruence. All options granted during the year have an exercise price of 35 cents. The options granted have an exercise date of prior to July 2009.

Options granted carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of the company with full dividend and voting rights.

Set out below are summaries of the options granted:

	Consolidated and Parent Entity			
	2006		2005	
	Number of options	Weighted average exercise price cents	Number of options	Weighted average exercise price cents
Outstanding at the beginning of the year	3,000,000	35.0	-	-
Granted	-	-	3,000,000	35.0
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	3,000,000	35.0	3,000,000	35.0
Exercisable at year-end	3,000,000	35.0	3,000,000	35.0

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.17 years, and all options had an exercise price of 35 cents. The options were approved to be issued to Directors in December 2004. However, they were issued in July 2005 following the listing by the company on the Australian Stock Exchange. Expenses arising from the issue are reflected in the Income Statement in the year ended 30 June 2005. The weighted average fair value of the options granted was 3.75 cents per option.

(b) Share Issue to Key Management Personnel

In the year ended 30 June 2005 a remuneration bonus of $53,000 was paid to Mr P G Burns for his performance and commitment to the company. The bonus was satisfied by the issue of shares in the company at an issue price of 15 cents each, being the considered market value of shares at the issue date.

(c) Option Issue to Consultants

In the year ended 30 June 2005 3,500,000 options exercisable at 20 cents on or before 1 March 2008 were issued to consultants to satisfy share issue costs. The weighted average fair value of the options granted was 5.75 cents per option, totalling $201,250.

(d) Calculation of fair value of options

The weighted average fair value of the options issued to consultants and directors was calculated by using the Black-Scholes European Option Pricing Model applying the following inputs:

	Directors Options	Consultants Options
Weighted average exercise price (cents)	35.0	20.0
Weighted average life of the option (years)	1.50	1.50
Weighted average underlying share price (cents)	15.0	15.0
Expected dividend rate	Nil	Nil
Expected share price volatility	100%	100%
Risk free interest rate	5.08%	4.95%

Historical volatility has been the basis for determining expected share price volatility as it assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on historical exercise patterns, which may not eventuate in the future.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2006	2005
	$	$
Options issued to Directors	-	112,500
Shares issued to P G Burns	-	53,000

Directors' Declaration

In accordance with a resolution of the directors of Cell Aquaculture Limited, I state that:

1. In the opinion of the directors:

(a) the financial statements and notes of the company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) the audited remuneration disclosures set out in the Directors' Report comply with Accounting Standards AASB124 Related Party Disclosures and the Corporations Regulations 2001.

2. This declaration has been made after receiving the declarations required to be made to the directors in accordance with sections 295A of the Corporations Act 2001 for the financial period ending 30 June 2006.

On behalf of the Board

Geoffrey Leding Wilton
DIRECTOR

Dated at Perth this 29th day of September, 2006.

corporate directory

Directors
Robert Sewell (Chairman)
Geoff Leding-Wilton (Managing Director/CEO)
Perry Leach (Non-Executive Director)
Peter J Burns (Non-Executive Director)
David Thomas (Non-Executive Director)
Rock De Nys (Non-Executive Director)

Company Secretary
Ian Gregory

Registered and Principal Office
66Bennett Avenue
Hamilton Hill WA 6163
Tel: (08) 9336 7122
Fax: (08) 9336 7111
Email: info@cellaqua.com

Postal Address
PO Box 251
South Fremantle WA 6162

Website
www.cellaqua.com

Country of Incorporation
Cell Aquaculture Limited is domiciled and incorporated in Australia

Auditors
Horwath Audit (WA) Pty Ltd
128 Hay Street
Subiaco WA 6008

Share Registry
Advanced Share Registry Services Pty Ltd
110 Stirling Highway Nedlands WA 6000
Tel: (08) 9389 8033
Fax: (08) 9389 7871

Home Stock Exchange
Australian Stock Exchange Limited
Level 2 Exchange Plaza
2 The Esplanade
Perth WA 6000
ASX Code: CAQ

annualreport06

Cell

AQUACULTURE LTD

66 Bennett Avenue
Hamilton Hill WA 6163
PO Box 251
South Fremantle WA 6162
www.cellaqua.com